Exhibit 99.1

ObsEva Announces Dismissal of Moratorium Proceedings

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – December 19, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies for women’s health, today announced that the competent court in Geneva, Switzerland has granted the Company’s request to withdraw its moratorium considering that the Company is no longer over-indebted.

The Company resolved its over-indebtedness due to the previously announced sale of all its rights to Ebopiprant to XOMA Corporation (XOMA) for an upfront payment of $15 million. Additionally, ObsEva is eligible to receive future milestone payments of up to approximately $98 million upon the achievement of certain development and regulatory milestones and sales milestones relating to the development of Ebopiprant under a license agreement with Organon. In July 2021, ObsEva granted a license to Organon for the global development, manufacturing, and commercial rights to Ebopiprant.

“The dismissal of moratorium proceedings marks a turning point for ObsEva, as we now look ahead to future development of nolasiban and other strategic options to maximize shareholder value,” said Brian O’Callaghan, CEO of ObsEva. “Having resolved our over-indebtedness and strengthened our financial position with a suite of restructuring initiatives in recent months, we are now focusing our resources on nolasiban. Nolasiban holds potential as a novel, oral oxytocin receptor antagonist being developed to improve in vitro fertilization success rates, for which there exists a significant unmet global need.”

ObsEva retains worldwide, exclusive, commercial rights for nolasiban, except for the People’s Republic of China, where its partner Yuyuan BioScience plans to initiate a clinical trial following the recent approval of their Investigational New Drug application in China.

About ObsEva

ObsEva is a biopharmaceutical company developing novel therapies to improve women’s reproductive health and pregnancy. ObsEva has established a development program focused on improving in vitro fertilization success rates. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com

Cautionary Note Regarding Forward Looking Statements of ObsEva SA

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding ObsEva’s plans for the future development of nolasiban and other strategic options to maximize shareholder value and nolasiban’s potential. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties in ObsEva’s ability to successfully restructure its operations, ObsEva’s ability to regain compliance with the continued listing rules of Nasdaq, the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak and other geopolitical events, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with Securities and Exchange Commission (the “SEC”) on March 10, 2022, in the Reports on Form 6-K filed with the SEC on May 17, 2022, August 17, 2022 and December 1, 2022 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Will Brown

will.brown@obseva.com

+1 (334) 313-2319